04002939

Ac 3/12/2004 * *

3-12-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 1 2004
526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockwood Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Valley Stream Parkway
(No. and Street)

Malvern	**PA**	**19355**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emil Gizzi **201-413-2122**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

10 3/22

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Emil Gizzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lockwood Financial Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Barbara Rivera-Young
Notary Public
State of New Jersey
My Commission Expires June 30, 2008

Notary Public

Signature

Director

Title

This report** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Cash Flow
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lockwood Financial Services, Inc.

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

Management
Lockwood Financial Services, Inc.

We have audited the accompanying statement of financial condition of Lockwood Financial Services, Inc. (the Company) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lockwood Financial Services, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 23, 2004

Lockwood Financial Services, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 4,950,777
Introducing firm deposit	31,630
Receivables from clearing brokers	878,767
Other receivables	234,699
Deposits and other assets	308,852
Deferred tax asset	291,834
Due from related parties	1,399,224
Property and equipment, net	17,164
Total assets	$ 8,112,947
Liabilities and stockholder's equity	
Accrued compensation	$ 825,640
Accounts payable and accrued expenses	439,744
Commissions payable	269,382
Due to related parties	1,760,537
Payable to clearing broker	154,903
Total liabilities	3,450,206
Stockholder's equity:	
Capital stock, $251 par value:	251
Authorized shares – 2,000	
Issued and outstanding shares – 1	
Additional paid-in capital	5,589,382
Accumulated deficit	(926,892)
Total stockholder's equity	4,662,741
Total liabilities and stockholder's equity	$ 8,112,947

See accompanying notes.

Lockwood Financial Services, Inc.

Notes to Statement of Financial Condition

December 31, 2003

1. Business

Lockwood Financial Services, Inc. (the Company or LFS), a Delaware corporation, is a wholly owned subsidiary of LFG, Inc., (hereafter referred to as the Parent), formed for the purpose of performing securities brokerage services for retail and institutional clients. The Company and its Parent are wholly owned by the Bank of New York Company, Inc. The Company commenced operations in March 1996 and provides investment research and advice within the context of fee-based professional investment management consulting. Additionally, the Company provides brokerage services such as executing securities transactions and providing consultation regarding financial markets. The Company is registered with the National Association of Securities Dealers, Inc. (NASD) as an "introducing" broker/dealer. The Company clears its securities through First Clearing Corporation and Pershing LLC, a related party (Note 6), on a fully disclosed basis and is required to maintain a minimum net capital of $250,000, as defined (Note 5). The Company's customer base consists principally of individuals and corporations located in the United States. Substantially all of the Company's revenues are derived from managed investment assets.

2. Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation on assets acquired is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

2. Accounting Policies (continued)

Revenue Recognition

Investment advisory fees are based on a percentage of assets under management and are billed and received quarterly, in advance, and recognized as revenue on a pro rata basis over the quarter. Fee commissions are processed by the Company's clearing agent and recognized on a trade-date basis as securities transactions occur.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Receivables from Clearing Brokers

Receivables from clearing brokers arise from timing differences from when customer accounts are billed and amounts are received by the Company. These receivables are concentrated primarily with two clearing brokers, which create a concentration of credit risk for these amounts. The majority of the receivables are from Pershing LLC, a related party (Note 6).

3. Introducing Firm Deposit

Pursuant to a clearing agreement with First Clearing Corporation, one of the Company's clearing agents, an amount is held on deposit in an interest-bearing account to satisfy obligations, if any, incurred by the Company to maintain minimum net capital, as defined (Note 5).

4. Property and Equipment

Property and equipment consist of the following at December 31, 2003:

Office equipment	$ 5,166
Computer equipment	778
Furniture and fixtures	13,450
Leasehold improvements	3,724
	23,118
Less accumulated depreciation	5,954
	$ 17,164

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2003, the Company had net capital of $2,609,253, which was $2,359,253 in excess of its required net capital which is $250,000.

6. Related Party Transactions

The Company has an agreement with an affiliate, Lockwood Advisors, Inc. (Advisors), also a wholly owned subsidiary of the Company's Parent, whereby Advisors provides investment advisory research services to the Company. Advisors is an investment advisor registered with the Securities and Exchange Commission (SEC). Investment advisory fees incurred by the Company to Advisors for the year ended December 31, 2003 aggregated $11,820,000. In addition, LFS incurred $540,000 of management fees, payable to Advisors in accordance with an existing agreement. Additionally, the Company recognized $600,000 of management fee reimbursements from Advisors through December 31, 2003 for executive services under a management services agreement. At December 31, 2003, $1,386,511 of the investment advisory fees and other operating revenue and expense reimbursements have not been paid and are classified as due to related parties on the Company's statement of financial condition. At December 31, 2003, there is also a related party receivable from Advisors of approximately $50,000 for management fees.

Pursuant to an Agreement with LFG, Inc. and subsidiaries, LFS provides EMAT, a company related through substantial common ownership, office space and certain general and administrative services for which it was reimbursed approximately $903,588 for the year ended December 31, 2003, of which $795,257 was outstanding at December 31, 2003 and is included in due from related party. At December 31, 2003, there is also a related party payable to EMAT of $10,234 for operating costs reimbursements. In addition, at December 31, 2003, LFS has approximately $145,220 included as due to related party on the Company's statement of financial condition. This amount represents expenses paid by the Parent, LFG, Inc.

The due from related parties also includes $439,573 due from the Bank of New York for income taxes receivable for the current year benefit of 2003 losses for federal income tax purposes. The due to related parties includes taxes payable of $90,710, pursuant to the Company's income tax sharing arrangement with The Bank of New York (Note 7).

6. Related Party Transactions (continued)

In May 2003, the Company transferred the custody of the majority of its assets under management to Pershing LLC. On December 15, 2003, the Company transferred the client brokerage accounts of its independent and employee advisors to Pershing LLC. Concurrently, Lockwood Advisors, Inc. became the investment advisor for the transferred accounts. The accounts of the non-employee affiliated advisors were not transferred. As of December 31, 2003, LFS has a related party receivable of $836,913 due from Pershing LLC and such amount is included in Receivables from Clearing Brokers on the Statement of Financial Condition.

Due from related parties represents amounts receivable from other subsidiaries owned by the Company's Parent. Such short-term receivables are non-interest bearing.

7. Income Taxes

The Company is a member of The Bank of New York Consolidated Group for federal income tax reporting purposes. The Company has a federal income tax-sharing agreement. This agreement requires the Company to pay The Bank of New York for income taxes payable to the extent the Company has an income tax liability calculated on a separate-company basis. When the Company has a taxable loss, the Company will be reimbursed for the tax benefit of the loss to the extent such loss was utilized in the reduction of the consolidated group's federal income tax liability.

The income tax expense (benefit) for the year ended December 31, 2003 consists of:

Current:	
State and local income and franchise taxes	$ 34,372
Federal	(439,573)
	(405,201)
Deferred:	
State	(41,834)
Income tax benefit	$ (447,035)

In accordance with the reporting requirements of Focus Form X-17-A-5, Part IIA, the income tax expense includes state income and franchise taxes.

7. Income Taxes (continued)

At December 31, 2003, the significant components of the Company's deferred tax assets are as follows:

Deferred tax asset:	
State net operating loss carryforwards	$ 241,834
Federal AMT credit	50,000
Total deferred tax asset	$ 291,834

At December 31, 2003, the Company has net operating loss carryforwards for Pennsylvania State income tax purposes totaling approximately $3,430,000 in the aggregate. These carryforwards are available to offset future state taxable income and will expire during various years from 2007 to 2023.

The Company's effective tax rate is higher than the statutory tax rate primarily due to certain nondeductible items, state income taxes, and city and franchise taxes.

8. Commitments and Contingencies

The Company leases office space and certain equipment under noncancelable operating lease arrangements. These leases expire in various years through 2008. Rent expense under these lease agreements for the year ended December 31, 2003 was approximately $421,000. Future minimum lease payments under noncancelable operating leases consist of the following at December 31, 2003:

2004	$ 363,000
2005	366,000
2006	289,000
2007	72,000
2008 and thereafter	18,000
Total minimum lease payments	$1,108,000

The Company has a standby irrevocable letter of credit in connection with an office lease of $33,000. The letter of credit is collateralized by a certificate of deposit in the same amount. The letter of credit will expire no sooner than 60 days after the term of the lease, which is October 31, 2006.

8. Commitments and Contingencies (continued)

In the ordinary course of its business, claims are filed against the Company for alleged damages in connection with its operations. Management is of the opinion that the ultimate outcome of such claims at December 31, 2003 will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

9. Profit-Sharing Plan

The Company participates in The Bank of New York defined contribution 401(k) Employees' Incentive Savings Plan (the Plan). The Plan covers substantially all full-time eligible employees, as defined by the Plan agreement. Eligible employees may elect to contribute up to 15% of their eligible annual compensation up to the maximum allowable under the Internal Revenue Code. Participants are immediately vested in their voluntary contributions, as well as the Company's matching contribution, plus actual earnings thereon. The Company match for the year ending December 31, 2003 was approximately $98,000.

10 Reconciliation with FOCUS Report

The Company filed its FOCUS report in January 2004. Certain items reported in the FOCUS report differed from amounts reported in the accompanying statement of financial condition due principally to the income tax benefit recorded in accordance with the Company's income tax-sharing agreement with the Bank of New York. Since these items did not impact "Net Capital" as defined, the Company does not intend to amend its FOCUS filing.

11. Subsequent Event

On January 1, 2004, all employees of LFS were transferred to Pershing LLC. Under a servicing agreement dated December 15, 2003, these employees continue to perform services for the clients of LFS.